SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZIONS BANCORPORATION

(Name of Subject Company (Issuer) )

ZIONS BANCORPORATION, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, Issuer, or other person ))

6.00% Subordinated Notes due September 15, 2015

5.50% Subordinated Notes due November 16, 2015

(Title of Class of Securities)

989701AJ6

989701AM9

(CUSIP Number of Class of Securities)

Thomas E. Laursen

Executive Vice President, General Counsel and Secretary

One South Main, 15th Floor

Salt Lake City, Utah, 84133

Telephone: (801) 524-4787

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$249,837,500.00	$32,179.07

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,179.07	Filing Party: Zions Bancorporation
Form or Registration No: Schedule TO	Date Filed: November 6, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Zions Bancorporation, a Utah corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on November 6, 2013. The Schedule TO relates to the separate offers by the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), to purchase for cash (a) up to $115,000,000 aggregate principal amount of the Company’s 6.00% Subordinated Notes due September 15, 2015 (“6% Convertible Notes”) and (b) up to $115,000,000 aggregate principal amount of the Company’s 5.50% Subordinated Notes due November 16, 2015 (“5.50% Convertible Notes” and, together with the 6% Convertible Notes, the “Convertible Notes”).

In addition to the Convertible Notes that relate to the Schedule TO, the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, is also making separate offers to purchase for cash (a) up to $10,000,000 aggregate principal amount of the Company’s 2009 6.00% Subordinated Notes due September 15, 2015 (“6% Non-Convertible Notes”) and (b) up to $10,000,000 aggregate principal amount of the Company’s 2009 5.50% Subordinated Notes due November 16, 2015 (“5.50% Non-Convertible Notes,” together with the 6% Non-Convertible Notes, the “Non-Convertible Notes” and collectively the Convertible Notes and Non-Convertible Notes, the “Notes,” and each a “Series” of Notes) (each, offer to purchase Convertible Notes and Non-Convertible Notes, an “Offer” and, collectively, the “Offers”).

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Schedule TO

The Schedule TO is hereby amended as follows:

Item 5

Item 5 of Schedule TO is deleted in its entirety and replaced with the following:

(e) Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreements, arrangements or understandings that involve the Company’s securities:

1.	Restated Articles of Incorporation of Zions Bancorporation, dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.

2.	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation, dated August 2, 2013, incorporated by reference to Exhibit 3.1/4.1 of Form 8-K filed on August 8, 2013.

3.	Restated Bylaws of Zions Bancorporation, dated November 8, 2011, incorporated by reference to Exhibit 3.13 of Form 10-Q for the quarter ended September 30, 2011.

4.	Subordinated Debt Indenture, dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

5.	Supplemental Indenture, dated June 30, 2009, supplementing the Subordinated Indenture, dated as of September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.

6.	Deposit Agreement, dated as of December 7, 2006, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed December 7, 2006.

7.	Deposit Agreement, dated as of July 8, 2008, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed July 8, 2008.

The information set forth in the Offer to Purchase under the heading “Terms of the Tender Offers–Past Agreements, Arrangements or Understandings” is incorporated herein by reference.

Item 10

Item 10 of Schedule TO is amended and supplemented by the following information:

(c) Summary Financial Information. The Summary Financial Information in the Offer to Purchase under the heading “Summary Financial Information” is incorporated herein by reference.

Offer to Purchase (Exhibit(a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby amended as follows:

Cover Page

The fifth paragraph on page i of the Offer to Purchase is amended to delete “(including any action or inaction by the Company)”.

The fourth paragraph on page ii of the Offer to Purchase is deleted in its entirety and replaced with the following:

The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time subsequent to the date of this Offer to Purchase or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs or in those of any of our subsidiaries or affiliates since the date of this Offer to Purchase, provided that the Company will update its disclosures as required by the U.S. federal securities laws.

Summary

The paragraph next to the heading “Withdrawal Rights” on page 2 of the Offer to Purchase is deleted in its entirety and replaced with the following:

Notes tendered at or before the applicable Expiration Time may be validly withdrawn in principal amounts of $1,000 or integral multiples of $1,000 in excess thereof at any time at or before the applicable Expiration Time. In addition, Notes may be withdrawn any time after January 6, 2014 if they have not been accepted for payment by such date.

Forward Looking Statements

The last sentence on page 6 of the Offer to Purchase is deleted in its entirety and replaced with the following:

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements, including the information incorporated by reference, to reflect future events or developments, provided that the Company will update its disclosures as required by the U.S. federal securities laws.

The Company

The section of the Offer to Purchase entitled “The Company” is amended and supplemented by the following information:

The following persons are the directors and/or executive officers of the Company:

Name	Position
Harris H. Simmons	Chairman, President and Chief Executive Officer. Chairman of Zions First National Bank.

Jerry C. Atkin	Director.

R. Don Cash	Director.

Patricia Frobes	Director.

J. David Heaney	Director.

Roger B. Porter	Director.

Stephen D. Quinn	Director.

L.E. Simmons	Director.

Shelly Thomas Williams	Director.

Steven C. Wheelwright	Director.

James R. Abbott	Senior Vice President, Investor Relations.

Bruce K. Alexander	Executive Vice President; Chairman, President and Chief Executive Officer of Vectra Bank Colorado, N.A.

A. Scott Anderson	Executive Vice President; President and Chief Executive Officer of Zions First National Bank.

Doyle L. Arnold	Vice Chairman and Chief Financial Officer.

David E. Blackford	Executive Vice President; President and Chief Executive Officer of California Bank & Trust; Director, M.D.C. Holdings, Inc.

Dallas E. Haun	Executive Vice President; President and Chief Executive Officer of Nevada State Bank.

W. David Hemingway	Executive Vice President, Capital Markets & Investments; Executive Vice President of Zions First National Bank.

Alexander J. Hume	Senior Vice President and Corporate Controller.

Dianne R. James	Executive Vice President and Chief Human Resources Officer; Executive Vice President and Director of Human Resources of National Bank of Arizona.

Thomas E. Laursen	Executive Vice President, General Counsel and Secretary.

Keith D. Maio	Executive Vice President; President and Chief Executive Officer of National Bank of Arizona.

Scott J. McLean	Executive Vice President; Chief Executive Officer, Amegy Bank N.A.

Joseph L. Reilly	Executive Vice President.

Stanley D. Savage	Executive Vice President; Chairman, President and Chief Executive Officer of The Commerce Bank of Washington, N.A.

Steve D. Stephens	Executive Vice President; President of Amegy Bank N.A.

The business address and telephone number for all of the above directors and executive officers is: c/o One South Main, 15th Floor, Salt Lake City, Utah, 84133 and (801) 524-4787.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company. To the knowledge of the Company after making reasonable inquiry, none of the Notes are beneficially owned by directors, officers or affiliates of the Company or any directors or executive officers of affiliates of the Company.

Purpose of the Offers

The section of the Offer to Purchase entitled “Purpose of the Offers” is amended and supplemented by the following information:

Except for the Offers, the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Conditions of the Offer

The first sentence in the first full paragraph on page 10 of the Offer to Purchase is amended to delete “, including any action or inaction by the Company,”.

Other Matters

The first sentence in the first full paragraph under the section of the Offer to Purchase entitled “Other Matters” on page 14 is deleted in its entirety and replaced with the following:

Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered in accordance with the terms and subject to the Conditions of the Offers, a tendering Holder will be deemed to have agreed to sell, assign and transfer to, or upon the order of, the Company, all right, title and interest in and to all of the Notes tendered and accepted for purchase pursuant to the terms hereof (and subject to proration) and waives any and all other rights with respect to the Notes (excluding any rights under U.S. federal securities laws), and releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes (excluding any claims under U.S. federal securities laws).

Past Agreements, Arrangements or Understandings

A new subsection is added to the section of the Offer to Purchase entitled “Terms of the Offer” on page 17 as follows:

Past Agreements, Arrangements or Understandings

The Notes were issued pursuant to the Subordinated Debt Indenture, dated September 10, 2002, between the Company and The Bank of New York Mellon Trust Company, N.A. as successor (the “Successor”) to J.P. Morgan Trust Company, N.A., as trustee (the “Trustee”). The Subordinated Debt Indenture was supplemented by the Supplemental Indenture, dated June 30, 2009, between the Company and the Successor and the Trustee with respect to the Convertible Notes only to add the convertibility feature.

In addition to the Subordinated Debt Indenture, as supplemented, the Convertible Notes are convertible into depositary shares representing our Series A preferred stock or Series C preferred stock. The Company entered into two deposit agreements that govern the terms and conditions of these depositary shares as follows: (i) a Deposit Agreement, dated as of December 7, 2006, among the Company, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein and (ii) a Deposit Agreement, dated as of July 8, 2008, among the Company, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein. The terms of the Series A preferred stock and the Series C preferred stock are governed by (i) the Company’s Restated Articles of Incorporation dated November 8, 1993 and the Articles of Amendment to the Company’s Restated Articles of Incorporation, dated August 2, 2013 and (ii) the Company’s Restated Bylaws, dated November 8, 2011.

Withdrawal of Tenders

The first paragraph under the heading “Withdrawal of Tender” is deleted in its entirety and replaced with the following:

Notes tendered at or before the applicable Expiration Time may be validly withdrawn in principal amounts of $1,000 or integral multiples of $1,000 in excess thereof at any time at or before the applicable Expiration Time. In addition, Notes may be withdrawn any time after January 6, 2014 if they have not been accepted for payment by such date.

Representations, Warranties and Undertakings

Clauses (ii) and (iii) of the first sentence of the first paragraph on page 19 of the Offer to Purchase are deleted in their entirety and replaced with the following:

(ii) waives any and all other rights with respect to the Notes (excluding any rights under U.S. federal securities laws), (iii) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes (excluding any claims under U.S. federal securities laws), and

Certain U.S. Federal Income Tax Considerations

The first paragraph on page 20 of the Offer to Purchase is deleted in its entirety.

Summary Financial Information

A new section is added to the Offer to Purchase entitled “Summary Financial Information” and is inserted after the section entitled “Certain U.S. Federal Income Tax Considerations” as follows:

Summary Financial Information

Financial Information. We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, both of which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended December 31, 2012 and December 31, 2011 and the selected consolidated balance sheets data as of December 31, 2012 and December 31, 2011 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. The selected condensed consolidated statements of operations data for the fiscal quarters ended September 30, 2013 and September 30, 2012 and the selected consolidated balance sheets data as of September 30, 2013 and September 30, 2012 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period. You should refer to the sections in the Offer to Purchase entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” for information on how you can obtain copies of our SEC filings.

Selected Summary Consolidated Statements of Operations and Balance Sheets

(In thousands, except share per share data)

	Fiscal Year Ended		Nine Months Ended
	December 31, 2012	December 31, 2011	September 30, 2013	September 30, 2012
Net Interest Income	$1,731,940	$1,756,185	$1,264,293	$1,301,983
Noninterest Income	$419,870	$498,184	$368,557	$365,711
Total Revenue	$2,151,810	$2,254,369	$1,632,850	$1,667,694
Noninterest Expense	$1,596,017	$1,658,564	$1,219,689	$1,189,003
Net Income	$348,150	$322,690	$304,927	$290,464
Net Earnings applicable to common shareholders	$178,631	$153,390	$353,416	$143,026
Net income per common shares
Diluted	$0.97	$0.83	$1.90	$0.77
Basic	$0.97	$0.83	$1.90	$0.77

	Fiscal Year Ended		Nine Months Ended
	December 31, 2012	December 31, 2011	September 30, 2013	September 30, 2012
Total Assets	$55,511,918	$53,149,109	$55,188,312	$53,087,001
Net Loans and Leases	$37,665,247	$37,257,909	$38,272,730	$37,262,854
Deposits	$46,133,073	$42,875,609	$45,669,366	$43,772,537
Long Term Debt	$2,337,113	$1,954,462	$2,304,301	$2,326,659
Total shareholders’ equity	$6,048,641	$6,983,228	$6,332,809	$5,918,255

	Fiscal Year Ended		Nine Months Ended
	December 31, 2012	December 31, 2011	September 30, 2013	September 30, 2012
Ratio of earnings to fixed charges
Excluding interest on deposits	3.15	2.60	3.97	3.35
Including interest on deposits	2.62	2.14	3.29	2.76

The book value per share of the Company’s common shares as of September 30, 2013 was $28.87 per share.

Letter of Transmittal (Exhibit(a)(1)(B) to the Schedule TO)

The Letter of Transmittal is hereby amended as follows:

The fourth paragraph on page 4 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

The undersigned acknowledges and agrees that Notes tendered pursuant to an Offer may be validly withdrawn at any time at or prior to the applicable Expiration Time, by following the procedures set forth in the Offer to Purchase. In addition, Notes may be withdrawn any time after January 6, 2014 if they have not been accepted for payment by such date.

The first sentence of the third full paragraph on page 5 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

To the extent that the undersigned is hereby tendering Notes pursuant to an Offer, in consideration for the purchase of Notes tendered hereby pursuant to such Offer, the undersigned hereby waives, releases, forever discharges and agrees not to sue, to the extent permitted by law, Zions, its current or future directors, officers, employees, trustees, agents, subsidiaries, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, demands, causes of action and liabilities of any kind and under any theory whatsoever, whether known or unknown (excluding any claims, demands, causes of action and liabilities arising under U.S. federal securities laws), by reason of any act, omission, transaction or occurrence, that the undersigned ever had, now has or hereafter may have against Zions, as a result of or in any manner related to the undersigned’s purchase, ownership or disposition of Notes pursuant to such Offer or any decline in the value thereof.

Instructions

The first sentence of Instruction 6 of the Letter of Transmittal is deleted and replaced in its entirety by the following:

Notes tendered at or before the applicable Expiration Time may be validly withdrawn in Authorized Denominations at any time at or before the applicable Expiration Time. In addition, Notes may be withdrawn any time after January 6, 2014 if they have not been accepted for payment by such date.

Instruction 7 of the Letter of Transmittal is amended to delete the first full paragraph.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ W. David Hemingway
Name:	W. David Hemingway
Title:	Executive Vice President

Date: November 18, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 6, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(5)(A)	Press Release, dated November 6, 2013.*

(b)	Not applicable.

(d)(1)	Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, incorporated by reference to Exhibit 3.1 of Form S-4 filed on November 22, 1993.

(d)(2)	Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation with respect to the Series J Fixed/Floating Rate Non-Cumulative Perpetual Preferred Stock, dated August 8, 2013, incorporated by reference to Exhibit 3.1/4.1 of Form 8-K filed on August 8, 2013.

(d)(3)	Restated Bylaws of Zions Bancorporation dated November 8, 2011, incorporated by reference to Exhibit 3.13 of Form 10-Q for the quarter ended September 30, 2011.

(d)(4)	Subordinated Debt Indenture dated September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 10-K for the year ended December 31, 2011.

(d)(5)	Supplemental Indenture dated June 30, 2009, supplementing the Subordinated Indenture dated as of September 10, 2002 between Zions Bancorporation and The Bank of New York Mellon Trust Company, N.A. as successor to J.P. Morgan Trust Company, N.A., as trustee, with respect to subordinated debt securities of Zions Bancorporation, incorporated by reference to Exhibit 4.2 of Form 8-K filed July 2, 2009.

(d)(6)	Deposit Agreement, dated as of December 7, 2006, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, incorporated by reference to Exhibit 4.3 of Form 8-K filed December 7, 2006.

(d)(7)	Deposit Agreement, dated as of July 8, 2008, among Zions Bancorporation, Zions First National Bank, as Depositary, and the holders from time to time of the depositary receipts described therein, , incorporated by reference to Exhibit 4.3 of Form 8-K filed July 8, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed November 6, 2013.